GB Capital Markets, Inc. f/k/a CVF Securities, Inc
(a wholly-owned subsidiary of GB Capital Markets, LLC)
Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2018

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-41854

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

GB Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 Summit Avenue, Suite 205
(No. and Street)

Summit	NJ	07901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Ebert (201)738-9373
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name - if individual, state last, first, middle name)

PO BOX 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

GB Capital Markets, Inc. f/k/a CVF Securities, Inc
(a wholly-owned subsidiary of GB Capital Markets, LLC)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Earnings.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Members' Equity.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
      under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
      Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
      Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
      Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
      Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
      Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since
      the date of the previous audit (Supplemental Report on Internal Control).
[ ] Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 exemption report.
[ ] Management Statement Regarding Compliance with the Exemption Provision for SEC Rule 15c3-3

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Gerard Visci, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to GB Capital Markets, Inc. at December 31, 2018, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



_____
Signature

CCO
_____
Title

Subscribed and sworn
to before me





OFFICIAL SEAL
MICHAEL E. STUPAY
NOTARY PUBLIC - NEW JERSEY
My Comm. Expires Aug. 16, 2022
ID # 50066365

MICHAEL T. REMUS
Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and the Stockholder of
GB Capital Markets, Inc.

Opinion on the Financial Statement

I have audited the accompanying statement of financial condition of GB Capital Markets, Inc. as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In my opinion, the statement of financial condition presents fairly, in all material respects, the financial position of GB Capital Markets, Inc. as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of GB Capital Markets, Inc.'s management. My responsibility is to express an opinion on GB Capital Markets, Inc.'s financial statement based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Profor Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Michael T. Remus

I have served as GB Capital Markets, Inc.'s auditor since 2018.

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 20, 2019

GB Capital Markets, Inc. f/k/a CVF Securities, Inc
(a wholly-owned subsidiary of GB Capital Markets, LLC)

Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	60,232
Other assets		3,420
Total assets	$	63,652
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued expenses and other liabilities	$	5,964
Income taxes payable		7,200
Total liabilities		13,164
Stockholder's Equity:		
Common stock ($.01 par value; 1,000 shares authorized, 10 shares issued and outstanding)		1
Additional paid-in capital		119,899
Retained earnings (deficit)		(69,412)
Total stockholder's equity		50,488
Total liabilities and stockholder's equity	$	63,652

The accompanying notes are an integral part of this financial statement.

1.   **Organization and Business**

GB Capital Markets, Inc. f/k/a CVF Securities, Inc. (the "Company"), incorporated under the laws of the State of Delaware on October 12, 1989, is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was sold on March 2018 and accordingly became a wholly owned subsidiary of GB Capital Markets, LLC (the "Parent").

The Company acts primarily as a broker or dealer providing investment advisory services.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
These financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Cash
Cash deposits are held at one financial institution and therefore are subject to the credit risk at this financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Fair Value of Financial Instruments
Certain financial instruments are carried at amounts that approximate fair value due to the short-term nature and negligible credit risk. These instruments include cash, short-term receivables, accounts payable, and other liabilities.

Income Taxes
The Company's earnings are subject to applicable U.S. federal, state and local taxes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

3. **Economic Dependency**

The Company may require from time to time support from the Parent, however, management believes it has sufficient cash to support operations for the foreseeable future.

4. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15to 1. At December 31, 2018, the Company had net capital of $47,068 which exceeded the required net capital by $42,068. The ratio of aggregate indebtedness to net capital, at December 31, 2018 was 0.13 to 1.

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

5. **Related Party Transactions**

Pursuant to an Expense Sharing Agreement, the Company paid Genesis Block, LLC ("GBLLC"), a company under common control with the Parent, for compensation costs, administrative services and technology services. Additionally, the Company reimbursed GBLLC for expenses that GBLLC incurred on behalf of the Company

During 2018, the Company paid $115,000 on behalf of its Parent. The Company forgave the Parent's obligation and accordingly recorded a dividend in the amount of $115,000.

The terms of any of these transactions may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

6. **Income Taxes**

As of December 31, 2018, a deferred tax asset resulted primarily from timing differences between book and tax accounting methods of accrual basis and cash basis, respectively.

7. **Subsequent Events**

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2018 and determined that there are no material events that would require adjustment to or additional disclosure in the Company's financial statements.